FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On August 24, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: August 24th, 2005

Exhibit 1

Compugen Reschedules Special General Meeting of Shareholders

To be held on Tuesday, August 30, 2005

TEL AVIV, ISRAEL, August 24, 2005 - Compugen Ltd. (NASDAQ: CGEN) today announced that the special general shareholders meeting that was scheduled for yesterday was adjourned by one week, and will be held on Tuesday, August 30, 2005, at 10:00 a.m. Israel time, due to technical reasons. The meeting will be held at the Company`s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel. The purpose of the meeting is to approve an extension of time to exercise vested options held by Dr. Mor Amitai.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Ortho-Clinical Diagnostics, a Johnson & Johnson company. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

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